IMOBOLIS, INC.
8950 West Olympic Blvd.  Suite 350,
 Beverly Hills, CA 90211

October 31, 2011

Via EDGAR

United States Securities and Exchange Commission
Washington D.C. 20549
Mail Stop 3561

Attention:  Maryse Mills-Apenteng and Daniel Leslie

RE:	IMOBOLIS, INC. Amendment One to Preliminary Information Statement on Schedule 14C Filed October 31, 2011 File Number: 333-167581

To Whom It May Concern:

In response to your letter dated October 26, 2011 Imobolis, Inc., wishes to address the following comments.

General

1.           It appears that you have omitted the information required by Item 5 of Schedule 14C regarding the information statement being delivered to two or more security holders who share an address. Please revise to include this information or advise.

We have noted this comment and have revised the disclosure throughout and on pages 3.

MULTIPLE STOCKHOLDERS SHARING ONE ADDRESS

In accordance with Rule 14a-3(e)(1) promulgated pursuant to the Securities Exchange Act of 1934, as amended, one Information Statement may be delivered to two or more stockholders who share an address, unless the Company has received contrary instructions from one or more of the stockholders. The Company will deliver promptly upon written or oral request a separate copy of this Information Statement to a stockholder at a shared address to which a single copy of this Information Statement was delivered. Requests for additional copies of this Information Statement, and requests that in the future separate communications be sent to stockholders who share an address, should be directed to the Company at 4946 Haskell Ave., Encino, California 19436, or at telephone number: (310) 281-6094.

2.           Please disclose the number of votes to which each class of voting securities is entitled. See Item 6 (a) of Schedule 14A, applicable to you via Item 1 of Schedule 14C.

We have noted this comment and have revised the disclosure throughout and  on pages 3.

 Voting
Section 6 of the company’s Bylaws provides the number of votes to which each class of voting securities is entitled.

(a) Except as otherwise provided by statute or by the Certificate of Incorporation, any corporate action, other than the election of Directors, to be taken by vote of the stockholders, shall be authorized by a majority of votes cast at a meeting of stockholders by the holders of shares entitled to vote thereat.
(b) Except as otherwise provided by statute or by the Certificate of Incorporation, at each meeting of stockholders, each holder of record of stock of the Corporation entitled to vote thereat shall be entitled to one (1) vote for each share of stock registered in his name on the books of the Corporation.

3.           Please furnish the information required by Items 7 and 4 of Schedule 14A, applicable to you via Item 1 of Schedule 14C.

We have noted this comment and have revised the disclosure throughout and on pages 4.

PRINCIPAL STOCKHOLDERS AND SECURITY OWNERSHIP OF
 MANAGEMENTAND BENEFICAL OWNERS
The following table sets forth certain information regarding our shares of outstanding common stock beneficially owned as of the date hereof by (i) each of our directors and executive officers, (ii) all directors and executive officers as a group, and (iii) each other person who is known by us to own beneficially more than 5% of our common stock based upon 18,000,000 issued common shares. Unless otherwise noted, each of the persons listed below has sole voting and investment power with respect to the shares indicated as beneficially owned by such person. The Common Stock is the Company’s only class of issued voting securities.  As of October 31, 2011, the Company had 18,000,000 shares of Common Stock outstanding.

Directors & Executive Officers and Beneficial Owners	Title	Number of Shares of Common Stock Owned	Percent of Voting Shares Outstanding
Julian Spitari	Chairman, CFO & CEO, Director	10,000,000	55%

Ronald Chew Indira Tovar	Director Director	0 0	0.00% 0.00%
Beneficial Owners	n/a	0	0.00%
All Directors & Officers as a Group		10,000,000	55.5%

DIRECTOR COMPENSATION

The following executive compensation disclosure reflects all compensation awarded to, earned by or paid to the Directors below. The following table summarizes all compensation from October 12, 20111 (appointment) to November 1, 2011.

SUMMARY COMENSATION TABLE

NAME PRINCIPAL OTHER	CAPACITIES IN WHICH REMUNERATION WAS RECEIVED	OTHER ANNUAL COMPENSATION
		YEAR	SALARY $	BONUS $
Indira Tovar	Director	2011	$ NIL	$ NIL
Ronald Chew	Director	2011	$ NIL	$ NIL

STOCK INCENTIVE PLAN

At present, we do not have a stock incentive plan in place. We have not granted any options to Directors.

4.           To facilitate understanding by shareholders of your proposed corporate actions, please include as an appendix to your information statement your amended articles of incorporation with the amended portions marked to show changes.

We have noted this comment and have revised the disclosure and added appendix to end of the information statement.

Principal Stockholders and Security Ownership of Management. page 3

5.           We note that you have included in the beneficial ownership table a line item titled "All Beneficial Owners as a Group" reflecting the holding of 8 million shares of common stock by unidentified holders. Please disclose the names of the holders of the 8 million shares of common stock on an individualized basis as well as the percentages held. To the extent the shareholders of the 8 million shares overlap with the officers and directors listed in the table, please include clarifying disclosure as appropriate to avoid confusion. Refer to Instruction 5 to Item 403 of Regulation S-K. Such explanatory disclosure may be included in footnotes to the table.

We have noted this comment and have revised the disclosure throughout and on pages 5.

None of the Beneficial Owners are;
(i) directors and executive officers,
(ii) all directors and executive officers as a group, and
(iii) each other person who is known by us to own beneficially more than 5% of our common stock based upon 18,000,000 issued common shares.
Therefore the table has been changed to reflect the above.

Directors & Executive Officers and Beneficial Owners	Title	Number of Shares of Common Stock Owned	Percent of Voting Shares Outstanding
Julian Spitari	Chairman, CFO & CEO, Director	10,000,000	55%

Ronald Chew Indira Tovar	Director Director	0 0	0.00% 0.00%
Beneficial Owners	n/a	0	0.00%
All Directors & Officers as a Group		10,000,000	55.5%

Changing the Capital Structure of the Company, page 3

6.           Please revise your disclosure to include a materially complete discussion of the forward stock split. In addition, please include the information required by Items 11 and 12 relating to the increase in authorized common stock and the forward-stock split, respectively, and the reasons for these corporate actions.

We have noted this comment and have revised the disclosure throughout

7.           For each class of securities, please disclose in tabular format the number of shares currently authorized, issued and outstanding, reserved for issuance and authorized but un issued both before and after giving effect to the forward-split and the increase in authorized shares.

We have noted this comment and have revised the disclosure throughout and on pages 6.

Pre split
Currently authorized	Issued and outstanding	Reserved for issuance	Authorized but unissued
100,000,000	18,000,000	0	82,000,000
90,000,000 common	18,000,000 common	0	72,000,000 common
10,000,000 preferred	0 preferred	0	10,000,000 preferred
Post Split
Pre split
Post Split authorized	Issued and outstanding	Reserved for issuance	Authorized but unissued
210,000,000	90,000,000	0	120,000,000
200,000,000 common	90,000,000 common	0	110,000,000 common
10,000,000 preferred	0 preferred	0	10,000,000 preferred

8.           Please disclose whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares for any purpose, including future acquisitions and/or financings. If so, please disclose materially complete descriptions of any acquisitions, financings or other transactions. If not, please state that, at this time, you have no such plans, proposals, or arrangements, written or otherwise to issue any of the newly available authorized shares of common stock.

We have noted this comment and have revised the disclosure throughout and on pages 6.

At this time, we have no such plans, proposals, or arrangements, written or otherwise to issue any of the newly available shares of common stock.

9.           Please disclose the possible anti-takeover effects of the increase in your authorized shares. Please see Release No. 34-15230.

We have noted this comment and have revised the disclosure throughout and on pages 6.

One of the potential effects of the increase in authorized shares is that it will enable the Board of Directors to render it more difficult to or discourage an attempt to obtain control of our Company by means of a merger, tender offer, proxy contest or otherwise and thereby protect the continuity of present management. The Board of Directors would, unless prohibited by applicable law, have additional shares of Common Stock available to effect transactions (including private placements) in which the number of our outstanding shares would be increased and would thereby dilute the interest of any party attempting to gain control of our company. Such action, however, could discourage an acquisition of our company which our stockholders might view as desirable.

Annual Report, page 4

10.           We note that you refer in your disclosure to Form 10-KSB and Form 10-QSB. Please note that Regulation S-B and its accompanying forms are no longer in effect and have been replaced by the new scaled Regulation S-K requirements for smaller reporting companies. Please revise your disclosure to delete references to the S-B requirements and forms.

We have noted this comment and have revised the disclosure throughout and on pages 7.

A copy of our Annual Report on Form 10-K for the fiscal year ended March 31, 2011, which has been filed with the SEC pursuant to the Exchange Act, is being mailed to you along with this Information Statement and is hereby incorporated by reference into this Information Statement, including the financial statements that are part of our Annual Report.

Our Annual Report on Form 10-K for the fiscal year ended March 31, 2011, and Quarterly Report on Form 10-Q for the period ended June 30, 2011 are each incorporated by reference into this Information Statement.

Please let me know if any further responses are required.

Sincerely

/s/ Julian Spitari

Julian Spitari
President of Imobolis, Inc.